Filed by Contango Oil & Gas Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Crimson Exploration Inc.

Commission File No.: 001-12108

Contango Provides Operations and Merger Update

JUNE 14, 2013 – HOUSTON, TEXAS – Contango Oil & Gas Company (NYSE MKT: MCF) announced today that the Company’s Vermilion 170 well has resumed production and as of June 12, 2013, was producing approximately 9.7 million cubic feet equivalent per day (“Mmcfed”), net to Contango. This well had been shut-in since late January 2013 for workover operations, which were recently successfully completed. The Company’s total offshore production is now approximately 66.9 Mmcfed.

Additionally, the Company has signed a contract to secure the Hercules 202 drilling rig to spud our South Timbalier 17 oil prospect in July 2013, at an estimated dry hole cost of $6.5 million, net to Contango. This prospect, located in State of Louisiana waters, was obtained from a third-party independent oil and gas company. Under the terms of the participation agreement, Contango will have a 75% working interest in this well.

Joseph J. Romano, the Company’s Chairman and Chief Executive Officer, said “I am quite pleased to have the workover at Vermilion 170 behind us, and to begin drilling our first exploration well of the year at South Timbalier 17 in the next few weeks. Additionally, we are negotiating to secure a second drilling rig, the Spartan 202, to drill Ship Shoal 255, as soon as permitting is complete. We have budgeted a dry hole cost of approximately $22.5 million and expect to drill this well in late-2013.”

In addition to these two prospects, the Company previously announced that it was the apparent high bidder on three lease blocks from the Central Gulf of Mexico Lease Sale 227 held on March 20, 2013. The Company has now been awarded these three leases, representing two more prospects. The Company has paid the remainder of the $1.7 million bid on Eugene Island 23, Ship Shoal 52 and Ship Shoal 59. Our plan is to promptly begin the permit process to drill these new prospects in the second and third quarter of calendar 2014.

The Company is in the process of submitting exploration permits for four additional prospects awarded at the previous lease sale in June 2012, which increases our existing offshore inventory to eight prospects, while continuing to partner with Juneau Exploration LP for new offshore prospects via lease sales and/or farm-ins from third parties.

Mr. Romano continued, “We are also making progress with our merger plans and are very excited about accelerating the drilling of Crimson Exploration’s significant inventory of well-defined prospects. The next several years will be very exciting for Contango as we blend Crimson’s quality plays with our offshore prospects. We presently have cash and future cash flows to aggressively develop a significant inventory of excellent opportunities to create shareholder value. The Company is also considering opportunities to significantly reduce the Crimson debt to be assumed through the merger. We presently have approximately $90 million in cash and no existing debt.”

The Company has submitted its Registration Statement on Form S-4 to the U.S. Securities and Exchange Commission and is awaiting their decision on whether to review the document.

Contango is a Houston-based, independent natural gas and oil company. The Company’s business is to explore, develop, produce and acquire natural gas and oil properties onshore and offshore in the shallow waters of the Gulf of Mexico. Additional information can be found on our web page at www.contango.com.

Forward-Looking Statements

This press release contains forward-looking statements regarding Contango that are intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995, based on Contango’s current expectations and includes statements regarding acquisitions and divestitures, estimates of future production, future results of operations, quality and nature of the asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as “expects”, “projects”, “anticipates”, “plans”, “estimates”, “potential”, “possible”, “probable”, or “intends”, or stating that certain actions, events or results “may”, “will”, “should”, or “could” be taken, occur or be achieved). Statements concerning oil and gas reserves also may be deemed to be forward looking statements in that they reflect estimates based on certain assumptions that the resources involved can be economically exploited. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those, reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as hurricanes and other natural disasters); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; risks associated with derivative positions; inability to realize expected value from acquisitions, inability of our management team to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors which could affect Contango’s operations or financial results are included in Contango’s other reports on file with the SEC. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Contango does not assume any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

In addition, forward-looking statements are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Company’s merger agreement with Crimson Exploration, Inc., dated as of April 29, 2013 (the “Merger Agreement”); (2) the outcome of any legal proceedings that may be instituted against the Company and others following announcement of the Merger Agreement; (3) the inability to complete the Merger due to the failure to satisfy the conditions to the Merger, including obtaining the affirmative vote of at least a majority of the votes cast by the holders of the Company’s outstanding shares of common stock entitled to vote on the approval of issuance of shares of Company common stock; (4) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee and customer retention as a result of the Merger; (5) the ability to recognize the benefits of the Merger; (6) legislative, regulatory and economic developments; and (7) other factors described in the Company’s filings with the SEC. Many of the factors that will determine the outcome of the subject matter of this filing are beyond the Company’s ability to control or predict. The Company can give no assurance that the conditions to the Merger will be satisfied. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. The Company is not responsible for updating the information contained in this document beyond the published date, or for changes made to this document by wire services or Internet service providers.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction (the “Merger”) between the Company and Crimson Exploration Inc (“Crimson”) will be submitted to the stockholders of both companies for their consideration. The Company has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a preliminary prospectus of the Company that also includes a preliminary joint proxy statement for each of the Company and Crimson. The registration statement has not yet become effective. INVESTORS AND SECURITY HOLDERS OF THE COMPANY, CRIMSON AND OTHER INVESTORS ARE ADVISED TO READ THE PROSPECTUS AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statements and prospectus will be mailed to stockholders of the Company and of Crimson. Investors and security holders may obtain a free copy of the definitive joint proxy statement and prospectus when it becomes available, and other documents filed by the Company with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the definitive proxy statement, when it becomes available, and the Company’s other filings with the SEC may also be obtained from the Company by directing a request to the Company, Attention: Investor Relations department, or by calling (713) 960-1901.

Participants in Solicitation

The Company and its directors, executive officers and other members of its management and employees may be deemed to be soliciting proxies from the Company’s stockholders in favor of the proposed Merger. Information regarding the Company’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the SEC on August 29, 2012, and definitive proxy statement relating to its 2012 Annual Meeting of Stockholders filed with the SEC on October 12, 2012. Stockholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the proposed Merger, which may be different than those of the Company’s stockholders generally, by reading the definitive joint proxy statement and prospectus and other relevant documents filed with the SEC when they become available.

Contango Oil & Gas Company	For information, contact:
3700 Buffalo Speedway, Suite 960	Joseph J. Romano
Houston, Texas 77098	(713) 960-1901
www.contango.com